UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

10 April, 2013

Commission File Number: 000-54641

____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No    X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

10 April 2013

Conference call to present financial results for the first quarter of 2013

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, will publish its financial results for the first quarter of 2013 at 13:00 CET, on Thursday, 18 April 2013. MTG will hold a conference call at 15:00 CET the same day, hosted by Jørgen Madsen Lindemann, President and CEO, and Mathias Hermansson, CFO.

To register for the conference call, please use the following link:

http://www.mtg.se/en/Investors/Conference-calls/Registration/

The dial-in number will be available upon registration. The conference call will also be available live but in ‘listen-only’ mode on MTG’s website, www.mtg.se.

***

For further information, please visit www.mtg.se or contact:

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 10 April, 2013	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Executive Vice President of Corporate Communications